SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34145; 813-00395

Signature PE Fund, LLC and McDermott Will & Emery LLP

December 21, 2020

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30, and 36 through 53, and the rules and regulations under the Act (the "Rules and Regulations"). With respect to sections 17(a), (d), (f), (g) and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

Summary of Application: Applicants request an order to exempt certain limited liability companies, partnerships, trusts, corporations or other entities ("Investment Funds") formed for the benefit of eligible employees of McDermott Will & Emery LLC and its affiliates from certain provisions of the Act. Each Investment Fund will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicants: Signature PE Fund, LLC (the "Initial Fund") and McDermott Will & Emery LLP.

Filing Dates: The application was filed on February 26, 2019 and amended on August 19, 2019, July 21, 2020 and December 1, 2020.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 15, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission: Secretarys-Office@sec.gov. Applicants: McDermott Will & Emery LLP: elaurenson@mwe.com.

FOR FURTHER INFORMATION CONTACT: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or Trace W. Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

     1.   McDermott Will & Emery LLP is a law firm organized as an Illinois limited liability partnership (together with any "affiliates" as defined in rule 12b-2 under the Securities Exchange Act of 1934 (the "Exchange Act") of McDermott Will & Emery LLP that are organized to practice law, any successor entity of McDermott Will & Emery LLP or its affiliates or any entity that results from a reorganization of McDermott Will & Emery LLP or its affiliates into a different

type of entity or into an entity organized under the laws of another jurisdiction (the "Company")).

McDermott Will & Emery LLP is an international law firm that is owned exclusively by its

capital partners.

2.   The Initial Fund is a Delaware limited liability company formed pursuant to a

limited liability agreement. The applicants may in the future offer subsequent pooled investment

vehicles substantially similar in all material respects (other than form of organization, investment

objective and strategy, and other differences described in the application) to Eligible Investors (as

defined below) (the "Subsequent Funds" and, together with the Initial Fund included in the term

"Investment Funds"). The applicants anticipate that each Subsequent Fund also will be structured

as a limited liability company although a Subsequent Fund could be structured as a domestic or

offshore general partnership, limited partnership, trust, corporation, or other form of business

entity. The organizational documents for the Investment Funds are the "Investment Fund

Agreements." An Investment Fund may include a single vehicle designed to issue interests in

series or having similar features to enable a single Investment Fund to function as if it were several

successive Investment Funds for ease of administration. Each Investment Fund will be an

employees' securities company within the meaning of section 2(a)(13) of the Act.

3.   The Initial Fund has been established to enable certain Eligible Investors to

participate in certain investment opportunities that come to the attention of the Company. These

opportunities may include investments in operating businesses or real estate, separate accounts

with registered or unregistered investment advisers, investments in pooled investment vehicles

such as registered investment companies and investment companies exempt from registration

under the Act, commodity pools, co-investments in operating entities and other investments (each particular investment being referred to herein as an "Investment"). Applicants submit that a substantial community of interest exists among the Company and the members of the Investment Funds ("Members"). The Company will "control" each Investment Fund within the meaning of section 2(a)(9) of the Act.

4.   Interests in an Investment Fund ("Interests") will be offered and sold in reliance upon the exemption from registration under section 4(2) of the Securities Act of 1933 (the "Securities Act") or pursuant to Regulation D under the Securities Act, or outside the United States in a transaction exempt under Regulation S under the Securities Act. Interests in any Investment Fund (other than short-term paper) will offered solely to the Company or Eligible Investors. "Eligible Investors" means persons who at the time of investment are (a) partners of the Company and senior administrative employees of the Company ("Eligible Employees"), (b) the immediate family members of Eligible Employees, which are parents, children, grandchildren, spouses or spousal equivalents of children, spouses or spousal equivalents, and siblings, including step or adoptive relationships ("Eligible Family Members"), and (c) trusts or other entities or arrangements the sole beneficiaries of which consist of Eligible Employees or their Eligible Family Members, or the settlors and the trustees of which consist of Eligible Employees or Eligible Employees together with Eligible Family Members ("Eligible Trusts").[1] To qualify as an Eligible Investor with respect to an Investment Fund, each such person must, if purchasing an Interest from an Investment Fund or from a Member, be an Accredited Investor as that term is defined in Rule 501(a) of Regulation D of the Securities Act, or, in the case of Eligible Trusts, a trust, entity or

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[1] If an Eligible Trust is an entity or arrangement other than a trust, (a) the reference to "settlor" shall be construed to mean a person who created the vehicle or arrangement, alone or together with other Eligible Investors, and also contributed funds or other assets to the vehicle, and (b) the reference to "trustee" shall be construed to mean a person who performs functions similar to those of a trustee.

arrangement for which an Eligible Employee, who is an Accredited Investor, is a settlor and principal investment decision maker. The Company will be an Accredited Investor. Prior to offering Interests to an Eligible Employee or Eligible Family Member, the Investment Committee (as defined below) must reasonably believe that the Eligible Employee or Eligible Family Member is a sophisticated investor capable of understanding and evaluating the risks of participating in the Investment Fund without the benefit of regulatory safeguards. The Investment Committee may impose more restrictive standards for Eligible Investors in its discretion. The beneficial owners of an Eligible Trust will be persons eligible to hold interests in employees' securities companies as defined in section 2(a)(13) of the Act.

5.   Each Investment Fund will be managed and administered by an investment committee ("Investment Committee"). The Investment Committee will be comprised of not less than three partners of the Company who are appointed to the Investment Committee by the Company's management committee. All investment decisions on behalf of an Investment Fund (including with respect to any series thereof) will be made by the Investment Committee.

6.   An Investment Fund may have an administrator ("Administrator"). The Administrator may be an employee of the Company or the Investment Committee may determine to engage a third party to act as Administrator for an Investment Fund. The Administrator will in no event be a Member or otherwise hold any other security of an Investment Fund unless qualified as an Eligible Investor. The Administrator will not recommend Investments or exercise investment discretion. The only functions of the Administrator will be ministerial.

7.   The specific investment objectives and strategies for an Investment Fund will be set forth in an informative memorandum relating to the Interests being offered and in the relevant

Investment Fund Agreement, and each Eligible Investor will receive a copy of the informative memorandum and Investment Fund Agreement before making an investment in an Investment Fund. The terms of an Investment Fund will be disclosed to each Eligible Investor at the time the investor is invited to participate in that Investment Fund.

8.   The value of the Members' capital accounts will be determined at such times as the Investment Committee deems appropriate or necessary; however, such valuation will be done at least annually at the Investment Fund's fiscal year-end. The Investment Committee will value the assets held by an Investment Fund at the current market price (closing price) in the case of marketable securities. All other securities and assets will be valued by the Investment Committee in good faith at fair value.

9.   Each Investment Fund will generally bear its own expenses. The Company may be reimbursed by an Investment Fund for reasonable and necessary out of pocket costs directly associated with the organization and operation of the Investment Fund, including administrative expenses and overhead expenses. No Investment Fund will be charged legal fees by the Company. There will be no allocation of any of the Company's operating expenses to the Investment Funds other than those specifically related to the provision of administrative services by the Company to the Investment Funds and disclosed to Eligible Investors. Some of the investment opportunities available to an Investment Fund may involve parties for which the Company was, is or will be retained to act as legal counsel, and the Company may be paid by such parties or their affiliates for legal services and for related disbursements and charges. These amounts paid to the Company will not be paid by an Investment Fund itself but by the entities in which an Investment Fund invests or their affiliates. No management fee or other compensation will be paid by an Investment Fund or

the Members to the Investment Committee or any member of the Investment Committee. Also, no fee of any kind will be charged in connection with the sale of Interests in an Investment Fund.

10.   Within 120 days after the end of each fiscal year, or as soon as practicable thereafter, each Investment Fund will send its Members an annual report regarding its operations. The annual report of an Investment Fund will contain financial statements audited by an independent accounting firm. For purposes of this requirement, "audit" has the meaning defined in rule 1-02(d) of Regulation S-X. An Investment Fund will maintain a file containing any financial statements and other information received from the issuers of the Investments held by the Investment Fund and will make such file available for inspection by its Members in accordance with its Investment Fund Agreement. An Investment Fund, within 90 days after the end of the fiscal year of such Investment Fund, or as soon as practicable thereafter, will transmit a report to each Member setting out information with respect to that Member's distributive share of income gains, losses, credits and other items for federal income tax purposes resulting from the operation of the Investment Fund during that year.

11.   Members will not be entitled to redeem their respective Interests in an Investment Fund. A Member will be permitted to transfer his or her Interest only with the express consent of the Investment Committee, which consent may be given or withheld in the Investment Committee's sole and absolute discretion, and then only to an Eligible Investor. A Member will not be subject to removal except for good cause as determined by the Investment Committee or if the Investment Committee, in its discretion, deems such withdrawal to be in the best interest of the Investment Fund. The Interests of a Member who is no longer eligible to own interests in an employees' securities company as defined in section 2(a)(13) of the Act will be repurchased,

subject to the minimum payment provisions described below. The Investment Committee does not currently intend to require any Member to withdraw.[2] Upon withdrawal or sale of a Member's Interest, the Investment Fund or purchaser will at a minimum pay to the Member the lesser of (a) the amount of such Member's drawn Capital Commitment (defined below) plus interest (calculated at a rate determined by the Investment Committee to be reasonably comparable to interest earned by the Investment Fund on temporary investments) less prior distributions, or (b) the fair market value of the Interest as determined at the time of such withdrawal or sale in good faith by the Investment Committee. If a Member that is a Eligible Employee ceases to be a partner or senior administrative employee of the Company, such Member and related Eligible Investors will continue to be Members of an Investment Fund although with the consent of the Investment Committee, such Member and related Eligible Investors may be permitted to assign all or a portion of such Member's Interest to other Eligible Investors.

12.   Each Member of an Investment Fund will make a separate capital commitment to the Investment Fund ("Capital Commitment") relating to each Investment Fund in which such Member is participating. To provide flexibility in connection with an Investment Fund's obligation to contribute capital to fund an Investment of an Investment Fund and to meet the expenses with respect to that Investment Fund, the Investment Fund Agreements may provide that the Investment Fund may engage in borrowings in connection with such funding of Investments. Any borrowings by an Investment Fund with respect to the funding of Investments

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[2] The following circumstances, among others, could warrant the withdrawal of a Member or sale of a Member's Interests to another Eligible Investor: if a Member who is an Eligible Employee ceases to be a partner or senior administrative employee of the Company; an Eligible Family Member's or Eligible Trust's related Eligible Employee ceases to be a partner or senior administrative employee of the Company; a Member defaults on his or her obligations to the Investment Fund; adverse tax consequences were to inure to the Investment Fund or a Member were that Member to remain a Member; or a situation in which the continued membership of the Member would violate applicable law or regulations.

will be non-recourse to the Members[3] but may be secured by a pledge of the Members'

respective capital accounts and unfunded Capital Commitments. An Investment Fund will not

borrow from any person if the borrowing would cause any person not named in section 2(a)(13)

of the Act to own any outstanding securities of an Investment Fund (other than short-term paper).

If the Company makes a loan to an Investment Fund, the Company (as lender) will be entitled to

receive interest, provided that the rate will be no less favorable to the borrower than the rate

obtainable on an arm's length basis. An Investment Fund will not lend any funds to the

Company. If the Company extends a loan to an Eligible Investor in respect of any Investment

Fund, the loan will be made at an interest rate no less favorable than that which could be

obtained on an arm's length basis. Loans will not be extended or arranged if otherwise

prohibited by law, including the Sarbanes-Oxley Act of 2002.

13.   The Investment Funds will not acquire any security issued by a registered

investment company if immediately after the acquisition the Investment Fund would own more

than 3% of the total outstanding voting stock of the registered investment company.

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides, in part, that the Commission will exempt

employees' securities companies from the provisions of the Act to the extent that the exemption

is consistent with the protection of investors. Section 6(b) provides that the Commission will

consider, in determining the provisions of the Act from which the company should be exempt,

the company's form of organization and capital structure, the persons owning and controlling the

company's securities, the price of the company's securities and the amount of any sales load, the

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[3] This excludes indebtedness incurred specifically on behalf of a Member where the Member has agreed to guarantee the loan or to act as co-obligor on the loan.

disposition of the proceeds of any sales of the company's securities, how the company's funds are invested, and the relationship between the company and the issuers of the securities in which it invests. Section 2(a)(13) defines an employees' securities company as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2.   Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities. Section 6(e) of the Act provides that, in connection with any order exempting an investment company from any provision of section 7, certain provisions of the Act, as specified by the Commission, will be applicable to the company and other persons dealing with the company as though the company were registered under the Act. Applicants request an order under sections 6(b) and 6(e) of the Act exempting applicants from all provisions of the Act, except sections 9, 17, 30, 36 through 53, and the Rules and Regulations. With respect to sections 17(a), (d), (f), (g) and (j) and 30(a), (b), (e) and (h) of the Act and the Rules and Regulations, and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

3.   Section 17(a) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the company. Applicants request an exemption from section 17(a) to permit an Investment Fund to invest in or participate as a selling security-holder in a principal transaction with one or more affiliated

persons (as defined in section 2(a)(3) of the Act) of an Investment Fund ("First-Tier Affiliates")

and affiliated persons of such First-Tier Affiliates ("Second-Tier Affiliates," and together with

First-Tier Affiliates, "Affiliates").

4.   Applicants submit that the exemptions sought from section 17(a) are consistent with

the purposes of the Act and the protection of investors. Applicants state that the Members will be

informed in an Investment Fund's offering materials of the possible extent of the dealings by such

Investment Fund and any portfolio company with the Company. Applicants also state that, as

professionals sophisticated and experienced in business and financial matters, the Members will be

able to evaluate the risks associated with those dealings. Applicants assert that the community of

interest among the Investment Committee, the Members and the Company will serve to reduce the

risk of abuse in transactions involving an Investment Fund and the Company.

5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated person

of a registered investment company, or any affiliated person of such person, acting as principal,

from participating in any joint arrangement with the registered investment company unless

authorized by the Commission. Applicants request an exemption from section 17(d) and rule 17d-

1 to the extent necessary to permit an Investment Fund to engage in transactions in which an

Affiliate participates as a joint or a joint and several participant with such Investment Fund.

6.   Joint transactions in which an Investment Fund could participate might include the

following: (a) a joint investment by one or more Investment Funds in a security in which the

Company or another Investment Fund is a joint participant or plans to become a participant; (b) a

joint investment by one or more Investment Funds in another Investment Fund; and (c) a joint

investment by one or more Investment Funds in a security in which an Affiliate is an investor or plans to become an investor, including situations in which an Affiliate has a partnership or other interest in, or compensation arrangements with, such issuer, sponsor or offeror.

7.   Applicants assert that compliance with section 17(d) and rule 17d-1 would cause an Investment Fund to forego investment opportunities simply because a Member, the Company or other Affiliates also had made, or is concurrently making, a similar investment. In addition, because attractive investment opportunities of the types considered by an Investment Fund often require that each participant make available funds in an amount that may be substantially greater than that available to the investor alone, there may be certain attractive opportunities of which an Investment Fund may be unable to take advantage except as a co-participant with other persons, including Affiliates. Applicants believe that the flexibility to structure co- and joint investments in the manner described above will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent. Applicants acknowledge that any transactions subject to section 17(d) and rule 17d-1 for which exemptive relief has not been requested in the application would require specific approval by the Commission.

8.   Section 17(f) of the Act designates the entities that may act as investment company custodians, and rule 17f-2 under the Act allows an investment company to act as self-custodian. Applicants request an exemption to permit the following exceptions from the requirements of rule 17f-2: (i) compliance with paragraph (b) of the rule may be achieved through safekeeping in the locked files of the Company or a partner of the Company; (ii) for the purposes of the rule, (A) employees of the Company will be deemed employees of the Investment Funds, (B) officers and members of the Investment Committee will be deemed to be officers of such Investment Funds, and (C) the Investment Committee will be deemed to be the board of directors of such Investment

Funds; and (iii) instead of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two partners or employees, each of whom shall have sufficient knowledge, sophistication and experience in business matters to perform such examination. Applicants expect that most of the Investments will be evidenced by partnership agreements or similar documents. Such instruments are most suitably kept in the Company's files, where they can be referred to as necessary. Applicants will comply with all other provisions of rule 17f-2.

9. Section 17(g) and rule 17g-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons of a registered investment company ("disinterested directors") take certain actions and give certain approvals relating to fidelity bonding. Applicants request an exemption from the requirement, contained in rule 17g-1, that a majority of the "directors" of the Investment Funds who are not "interested persons" of the respective Investment Funds (as defined in the Act) take certain actions and make certain approvals concerning bonding and request instead that such actions and approvals be taken by the Investment Committee, regardless of whether any of them is deemed to be an interested person of the Investment Funds. Each member of the Investment Committee will be an interested person of the Investment Funds.

10. The Investment Funds request an exemption from the requirements of rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provisions of notices to the board of directors. Applicants also request an exemption from the requirements of rule 17g-1(j)(3) that the Investment Funds have a majority of disinterested directors, that those disinterested directors select and nominate any

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other disinterested directors, and that any legal counsel for those disinterested directors be independent legal counsel. Applicants believe that the filing requirements of rule 17g-1 are burdensome and unnecessary as applied to the Investment Funds. The Investment Committee will maintain the materials otherwise required to be filed with the Commission by rule 17g-1(g) and the applicants agree that all such material will be subject to examination by the Commission and its staff. The Investment Committee will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the rule. The Investment Funds will comply with all other requirements of rule 17g-1. The fidelity bond of the Investment Funds will cover the Investment Committee, and all employees of the Company who have access to the securities or funds of the Investment Funds.

11.   Applicants request an exemption from the requirements, contained in section 17(j) of the Act and rule 17j-1 under the Act, that every registered investment company adopt a written code of ethics and every "access person" of such registered investment company report to the investment company with respect to transactions in any security in which such access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership. Applicants request an exemption from the requirements in rule 17j-1, with the exception of rule 17j-1(b), because they are burdensome and unnecessary as applied to an Investment Funds and because the exemption is consistent with the policy of the Act. Requiring the Investment Funds to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time-consuming and expensive and would serve little purpose in light of, among other things, the community of interest among the Members of the Investment Funds by virtue of their common association with the Company. Accordingly, the requested exemption is consistent with

the purposes of the Act because the dangers against which section 17(j) and rule 17j-1 are intended to guard are not present in the case of the Investment Funds.

12.   Applicants request an exemption from the requirements in sections 30(a), 30(b), and 30(e) of the Act, and the Rules and Regulations under those sections, that registered investment companies file with the Commission and mail to their shareholders certain periodic reports and financial statements. Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to an Investment Fund and would entail administrative and legal costs that outweigh any benefit to the Members. Applicants request exemptive relief to the extent necessary to permit an Investment Fund to report annually to their Members. Applicants also request an exemption from section 30(h) of the Act to the extent necessary to exempt the Investment Committee, any 10 percent shareholder, and any other person who may be deemed to be an officer, director, member of an advisory board, or otherwise subject to section 30(h), from filing Forms 3, 4 and 5 under section 16 of the Exchange Act with respect to their ownership of Interests in the Investment Funds. Applicants assert that, because there is no trading market for Interests and the transfer of Interests is severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

13.   Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Each Investment Fund will comply with rule 38a-1(a), (c) and (d), except that (i) the members of the Investment Committee will fulfill the responsibilities assigned to the Investment Fund's board of directors under the rule, and (ii) because all members of the Investment Committee would be considered interested persons of the Investment Funds,

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approval by a majority of the disinterested board members required by rule 38a-1 will not be obtained. In addition, the Investment Funds will comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the disinterested directors by having the chief compliance officer meet with the members of the Investment Committee.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	Each proposed transaction, to which an Investment Fund is a party, otherwise prohibited by section 17(a) or section 17(d) and rule 17d-1 (the "Section 17 Transactions") will be effected only if the Investment Committee determines that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to Members of the Investment Fund and do not involve overreaching of the Investment Fund or its Members on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Members of the Investment Fund, the Investment Fund's organizational documents and the Investment Fund's reports to its Members.

In addition, the Investment Committee will record and preserve a description of such Section 17 Transactions, the findings of the Investment Committee, the information or materials upon which their findings are based and the basis therefor. All such records will be maintained for the life of the Investment Fund and at least six years thereafter and will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

2.	If purchases or sales are made by an Investment Fund from or to an entity affiliated with the Investment Fund by reason of a member of the Investment Committee (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Investment Fund's determination of whether or not to effect the purchase or sale.

3.	The Investment Committee will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Investment Fund, or any affiliated person of such a person, promoter, or principal underwriter.

4.	The Investment Committee will not purchase for an Investment Fund any Investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the Investment Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives the Investment Fund holding such investment sufficient, but not less than one day's notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the Investment Fund holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the Co-Investor. The term "Co-Investor" with respect to an Investment Fund means any person who is: (a) an affiliated person of the Investment Fund; (b) the Company; (c) a current partner, lawyer employed by or key administrative employee of the Company; (d) an entity in which the

Company or a member of the Investment Committee acts as an officer, director, or general partner, or has a similar capacity to control the sale or disposition of the entity's securities; or (e) an investment vehicle offered, sponsored, or managed by the Company or an affiliated person of the Company.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Co-Investor or a trust established for the benefit of any such family member; (c) when the investment is comprised of securities that are listed on a national securities exchange registered under section 6 of the Exchange Act; (d) when the investment is comprised of securities that are national market system ("NMS") stocks pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder; (e) when the investment is comprised of securities that are listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system of securities; or (f) when the investment is comprised of securities that are government securities as defined in section 2(a)(16) of the Act.

5. An Investment Fund will send, within 120 days after the end of its fiscal year, or as soon as practicable thereafter, to each Member who had an interest in the Investment Fund at any time during the fiscal year then ended, reports and information regarding the Investments,

including financial statements for such Investment Fund audited by an independent accounting firm. The Investment Committee will make a valuation or have a valuation made of all of the assets of an Investment Fund as of each fiscal year end. In addition, within 90 days after the end of each fiscal year of the Investment Fund, or as soon as practicable thereafter, the Investment Fund shall send a report to each person who was a Member at any time during the fiscal year then ended setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns and a report of the investment activities of the Investment Fund during such year.

6.   An Investment Fund will maintain and preserve, for the life of the Investment Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements and annual reports of the Investment Fund to be provided to its Members, and agrees that all such records will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary